June 7, 2017

VIA EDGAR

Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Basin Scientific, Inc.

Amendment No. 1 to the Registration Statement on Form S-1/A

Filed May 22, 2017

File No. 333-216045

Dear Ms. Ravitz:

Great Basin Scientific, Inc., a Delaware corporation (the “Company”), submits the following response to the oral comment (the “Oral Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) given to the Company’s securities counsel in a telephone conversation on June 2, 2017, concerning the above referenced filing (the “Registration Statement”).

Concurrently with this response, the Company is filing with the SEC Amendment No. 2 to the Registration Statement (the “Amendment” and the Registration Statement as amended by the Amendment, the “Amended Registration Statement”), which incorporates the revisions to the Registration Statement described herein. To expedite your review, we have enclosed with this letter a marked copy of the Amended Registration Statement, which shows all changes from the Registration Statement.

In the responses below, references to “we”, “our” and “us” refer to the Company. Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Amended Registration Statement. We have reproduced a summary of the Oral Comment in bold-face, followed by the Company’s response. In addition, the Company has filed the outstanding exhibits to the Amended Registration Statement.

Fee Table

1.	Please revise the fee table to reflect the registration of each class of securities and explain the calculation of the fee for each class.

RESPONSE: In response to the Oral Comment, we have revised the fee table to reflect the registration of each class of securities, as applicable. As set forth on the cover page of the prospectus to the Amended Registration Statement, we plan to sell up to 6,000,000 units, which may consist of either Class A Units or Class B Units. Based on an assumed public offering price of $0.72 per Class A Unit and $0.71 for each Class B Unit, the Company calculated a proposed maximum aggregate offering price for the Class A Units and Class B Units of $4,320,000 and $4,260,000, respectively. In addition, we are registering the shares of common stock underlying the Pre-funded Series K Warrants, which have an aggregate exercise consideration equal to $60,000 (the product of the $0.01 per share exercise price of the Pre-funded Series K Warrants multiplied by the maximum number of shares of common stock underlying the Pre-funded Series K Warrants). Such amount has been reflected as the proposed maximum aggregate offering price in the fee table for such securities. Lastly, we are registering the shares of common stock underlying the Series J Warrants to be sold with the Class A Units or Class B Units. The maximum amount of shares of common stock underlying the Series J Warrants (under the Class A Units and the Class B Units) is 24,000,000 with an exercise price per share equal to $0.72. Accordingly, the proposed maximum offering amount for such securities based on the aggregate exercise consideration is equal to $17,280,000.

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact the Company’s securities counsel, Kevin Friedmann, Esq. of Mitchell Silberberg & Knupp LLP at (310) 312-3106 or kxf@msk.com.

Sincerely,

GREAT BASIN SCIENTIFIC, INC.

By:	/s/ Ryan Ashton
Ryan Ashton, Chief Executive Officer